OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

U-Store-It Trust
(Name of Issuer)
Common Stock
(Title of Class of Securities)
91274F 10 4
(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	91274F 10 4	Page	2	of	9

1	NAMES OF REPORTING PERSONS Robert J. Amsdell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,173,263.5

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,934,942

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,173,263.5

WITH	10	SHARED DISPOSITIVE POWER

		3,934,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,108,205.5*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*Includes 1,326,936.5 Partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for shares of common stock of U-Store-It Trust on a one-for-one basis.

CUSIP No.	91274F 10 4	Page	3	of	9

1	NAMES OF REPORTING PERSONS Barry L. Amsdell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		348,225.5

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,934,942

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		348,225.5

WITH	10	SHARED DISPOSITIVE POWER

		3,934,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,283,167.5*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*Includes 722,426.5 Partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for shares of common stock of U-Store-It Trust on a one-for-one basis.

CUSIP No.	91274F 10 4	Page	4	of	9

1	NAMES OF REPORTING PERSONS Amsdell and Amsdell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		3,597,186*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,597,186*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,597,186*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*Includes 187,249 Partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for shares of common stock of U-Store-It Trust on a one-for-one basis.

CUSIP No.	91274F 10 4	Page	5	of	9

1	NAMES OF REPORTING PERSONS Amsdell Holdings I, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		337,756*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		337,756*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

337,756*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.58%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Consists only of partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for shares of common stock of U-Store-It Trust on a one-for-one basis.

CUSIP No.	91274F 10 4	Page	6	of	9

1	NAMES OF REPORTING PERSONS Amsdell Real Estate Trust dtd. October 3, 1989

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		604,510*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		604,510*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

604,510*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Consists only of partnership units of U-Store-It L.P., the operating partnership of U-Store-It Trust, which are redeemable for shares of common stock of U-Store-It Trust on a one-for-one basis.

CUSIP No.	91274F 10 4	Page	7	of	9
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 2 to Schedule 13D is filed by Robert J. Amsdell, Barry L. Amsdell, Amsdell and Amsdell (“Amsdell and Amsdell”), an Ohio general partnership, Amsdell Holdings I, Inc. (“Amsdell Holdings”), an Ohio corporation, and the Amsdell Real Estate Trust dated October 3, 1989 (the “Trust”), an Ohio trust (collectively, the “Reporting Persons”), relating to shares of common stock, par value $0.01 per share (the “Shares”), of U-Store-It Trust, a Maryland real estate investment trust (the “Company”).
Item 4. Purpose of Transaction.
     Item 4 is amended as follows:
     Robert J. Amsdell, Barry L. Amsdell and the Company entered into a Standstill Agreement dated August 6, 2007, as previously disclosed and attached as Exhibit 7.4 in the original Schedule 13D filing by the Reporting Persons on August 20, 2007 and by the Company in its Current Report on Form 8-K on August 7, 2007.
     The Standstill Agreement was terminated pursuant to its terms on, or if as disclosed by the Company on page 12 of its Form 10-Q for the quarter ended March 31, 2008 prior to, June 30, 2008. With the expiration of the Standstill Agreement, each of the Reporting Persons reserves the right to modify its or his plans and proposals with respect to the Company. Further, subject to applicable laws and regulations, the Reporting Persons may formulate plans and proposals that relate to or may result in any of the following:

CUSIP No.	91274F 10 4	Page	8	of	9
(i)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(ii)	the sale or transfer of a material amount of assets of the Company;

(iii)	a change in the present board of directors or management of the Company;

(iv)	a material change in the present capitalization or dividend policy of the Company;

(v)	a material change in the business or corporate structure of the Company;

(vi)	a change to the declaration of trust, or bylaws of the Company, or an impediment to the acquisition of control of the Company, by any person;

(vii)	the delisting from the New York Stock Exchange of the Company’s Shares;

(viii)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(ix)	any action similar to any of those enumerated in (i) through (viii) above.
     In addition, each of the Reporting Persons reserves the right to purchase additional Shares or dispose of Shares as market conditions warrant.
Item 7. Material to be Filed as Exhibits.
7.1 Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 1, 2008

/s/ Robert J. Amsdell
Robert J. Amsdell, Individually

/s/ Barry L. Amsdell
Barry L. Amsdell, Individually

Amsdell & Amsdell
/s/ Robert J. Amsdell
By: Robert J. Amsdell, a General Partner

Amsdell Holdings I, Inc.
/s/ Robert J. Amsdell
By: Robert J. Amsdell, President

Amsdell Real Estate Trust dtd. October 3, 1989
/s/ Robert J. Amsdell
By: Robert J. Amsdell, Sole Trustee

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement